

August 17, 2023

Robert C. Bohorad
President and Chief Executive Officer
Yuengling's Ice Cream Corporation
One Glenlake Parkway #650
Atlanta, GA 30328

> **Re: Yuengling's Ice Cream Corporation**
> **Form 10-K for the Year Ended October 31, 2022**
> **Filed February 14, 2023**
> **File No. 000-55398**

Dear Robert C. Bohorad:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended October 31, 2022

Note 2 - Significant Accounting Policies
Inventory, page F-8

1. You disclose that inventories are stated at the lower of cost or market. Please revise the note in future filings to clarify, if true, that you measure inventory at the lower of cost and net realizable value, consistent with the guidance in ASC 330-10-35-1B. In addition, disclose the amount of any inventory write-downs recorded in each reported period.

Note 11 - Preferred Stock, page F-14

2. We note that the preferred Series A can be converted at $0.0044 per share as of October 31, 2022 and $0.00195 per share as of January 31, 2023. Please tell us why the conversion rate changed between October 31, 2022 and January 31, 2023 and, as applicable, revise this note in future filings to clearly describe to investors the terms of

conversion of the Series A preferred stock and highlight the terms that result in changes in the conversion rate between period-ends.

3.   In supporting your conclusion that mezzanine classification of the "to-be-issued" Series A preferred stock at October 31, 2022 is appropriate, you indicate that "cash has been repaid." Please describe to us the circumstances that resulted in cash proceeds from the Series A preferred stock being repaid. Also, describe to us the circumstances that resulted in the net payments from the sale of preferred stock shown on your statement of cash flows for the year ended October 31, 2022. Revise the note in future filings, as appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gordon at 202-551-3866 or Martin James at 202-551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing